[ADMA Biologics, Inc. Letterhead]

May 1, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ADMA Biologics, Inc. (the “Company”) Registration Statement on Form S-1, as amended File No. 333-186579

Ladies and Gentlemen:

Reference is made to the acceleration request letter (the “Acceleration Request”) filed on April 30, 2013 with the Securities and Exchange Commission by the Company with respect to the acceleration of the effective date of the above referenced Registration Statement.  The Company hereby withdraws the Acceleration Request.  The Company expects to file a new acceleration request in the future with a future requested effective date for the Registration Statement.

If you have any questions or comments, please do not hesitate to contact the undersigned or our counsel, Jeffrey A. Baumel or Roland S. Chase at (973) 912-7100.

Very truly yours,

ADMA BIOLOGICS, INC.

/s/ Brian Lenz
Brian Lenz
Vice President and Chief Financial Officer